EXHIBIT 11 - STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

Appalachian Bancshares, Inc.
Computation of Net Income Per Common Share

The following tabulation presents the calculation of basic and diluted earnings per common share for the years ended December 31, 2004, 2003 and 2002. All share amounts have been retroactively adjusted to give effect to the ten percent stock dividend issued in July 2003.

	2004	2003	2002
Basic Earnings Per Share:
Net income	$4,047,014	$3,086,580	$2,668,008

Earnings on common shares	$4,047,014	$3,086,580	$2,668,008

Weighted average common shares outstanding - basic	3,724,095	3,609,728	3,277,787

Basic earnings per common share	$1.09	$0.86	$0.81

Diluted Earnings Per Share:
Net income	$4,047,014	$3,086,580	$2,668,008

Weighted average common shares outstanding	3,724,095	3,609,728	3,277,787

Net effect of the assumed exercise of stock options - based on the treasury stock method using average market price for the year	161,395	199,897	230,232

Weighted average common shares outstanding - diluted	3,885,490	3,809,625	3,508,019

Diluted earnings per common share	$1.04	$0.81	$0.76